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                                May 11, 2023

       William Wei Huang
       Chief Executive Officer
       GDS Holdings Ltd
       F4/F5, Building C, Sunland International
       No. 999 Zhouhai Road
       Pudong, Shanghai 200137

                                                        Re: GDS Holdings Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 4, 2023
                                                            File No. 001-37925

       Dear William Wei Huang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2023

       Conventions That Apply to This Annual Report on Form 20-F, page 1

   1. Please revise your definition of "China" and the "PRC" to remove the exclusion of Hong
                                                        Kong and Macau from
this definition.
       General, page 1

   2. Please revise to include the diagram of your corporate organizational structure in the forepart of the filing.
Also, improve legibility by increasing the font size of the text in your organization
chart.
 William Wei Huang
FirstName  LastNameWilliam Wei Huang
GDS Holdings   Ltd
Comapany
May        NameGDS Holdings Ltd
     11, 2023
May 11,
Page 2 2023 Page 2
FirstName LastName
Item 3. Operating and Financial Review and Prospects
Overview, page 147

3. We note from your disclosures on page 28 that one of your major customers has notified you of their intent to move out of several of your Beijing data centers, which you refer to as a major churn event. Please tell us the expected impact of this event on your revenue and operations and to the extent material, revise here to include a discussion of how this known trend or uncertainty may impact your future financial condition, results of operations and liquidity. Refer to Item 5.D of Form 20-F.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection, page 223

4. We note your statements that none of your directors, officers or senior management are representatives of any PRC governmental entity; no shareholder that beneficially owns
         10% or more of your outstanding ordinary shares is controlled by any PRC governmental entity; and there are no voting, acting-in-concert or other agreements or arrangements, nomination, appointment, designation, or material relationships involving you or your directors, officers, senior management or shareholders that could result in any person being deemed to control you in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs
         (b)(2) and (3).
5. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
6. We note your statement under Item 16I that your consolidated foreign operating entities are incorporated or otherwise organized in the PRC, which you define on page 1 of your
         Form 20-F as excluding Hong Kong and Macau. However, disclosures elsewhere in your filing, including the discussion of your company in Item 4 and the list of subsidiaries in
         Exhibit 8.1, appear to indicate that you have operations outside the PRC, including Hong
         Kong, Macau, and countries outside China. Please provide the disclosures required under
         Item 16I(b) for yourself and your consolidated foreign operating entities in your supplemental response, or tell us how your current disclosure meets this requirement.
 William Wei Huang
FirstName  LastNameWilliam Wei Huang
GDS Holdings   Ltd
Comapany
May        NameGDS Holdings Ltd
     11, 2023
May 11,
Page 3 2023 Page 3
FirstName LastName
Item 18. Financial Statements
Notes to Consolidated Financial Statements
Note 25. Major Customers and Suppliers, page F-59

7. You state that during the year ended December 31, 2022 you had four contracting customers that generated over 10% of the company's total revenue. You further state that in fiscal 2021 and 2020, you had four and three such customers, respectively. Please revise to distinguish your major customers each year by, for example, identifying them as customer A, customer B, customer C, etc. so as to clarify whether there were any changes in such customers during the periods presented. Refer to ASC 280-10-50-42. Also, please reconcile the information here to your disclosures on page 28 where you refer to having two customers in each of fiscal 2022, 2021 and 2020 that accounted for more than 10% of your revenue, and revise your disclosures as necessary.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Thompson at (202) 551-3737 or Dan Morris at
(202) 551-3314 if
you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. You may contact Megan Akst, Senior Staff
Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at
(202) 551-
3499 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology